SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on June 29, 2017

1. Date, Time and Place: On June 29, 2017, at 11:00 a.m., at the headquarters of Gafisa S.A. (“Company”), located at Avenida das Nações Unidas 8.501, 19º andar, in the City and State of São Paulo.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval of the quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale

4. Resolutions: The members of the Board of Directors unanimously resolved, without any reservations, pursuant to Article 22 (u) of the Company’s Bylaws, (i) to ratify all the acts practiced by the Company’s Management referring to the execution of the “STFC Services Commercial Project No. 70914” and the “Permanence Agreement”, signed between the Company and Intelig Telecomunicações Ltda., to provide customized telecommunications services for a 24-month term, with automatic renewal for an indeterminate period thereafter; and (ii) to approve all the acts to be practiced by the Company’s Management referring to the execution of the “3rd Addendum to the Services Agreement No. STKB-002/12, to be signed between the Company and SOFTTEK Tecnologia da Informação Ltda., to provide support system services for a 60-month term.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Odair Garcia Senra Chairman	Renata de Carvalho Fidale Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 29, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer